Exhibit 99.4
Douglas Elliman Realty LLC
and Subsidiaries
Consolidated Financial Statements
Years ended December 31, 2011, 2010 and 2009

Douglas Elliman Realty LLC and Subsidiaries
Index
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Members
of Douglas Elliman Realty LLC:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of Douglas Elliman Realty LLC and Subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP
Melville, NY
February 17, 2012

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2011 and 2010
(in thousands of dollars)

	2011	2010
Assets
Current assets
Cash and cash equivalents	$56,725	$44,307
Certificates of deposit	725	725
Receivables	1,340	3,431
Prepaid expenses and other current assets	1,953	2,190
Total current assets	60,743	50,653
Property, equipment and leasehold improvements, net	14,595	15,556
Goodwill	38,742	38,676
Trademarks	21,663	21,663
Other intangible assets, net	827	1,085
Security deposits and other non current assets	908	858
Investments in non-consolidated businesses	2,188	2,926
Total assets	$139,666	$131,417
Liabilities and Members’ Equity
Current liabilities
Current portion of notes payable and other obligations	$602	$1,067
Current portion of notes payable to related parties	627	581
Accounts payable and accrued expenses	8,341	12,340
Accrued compensation	5,770	3,306
Commissions payable	3,674	5,216
Current portion of accrued royalties	322	322
Total current liabilities	19,336	22,832
Notes payable and other obligations, less current portion	1,104	1,129
Notes payable to related parties, less current portion	57	693
Deferred rent	9,326	9,404
Accrued royalties, less current portion	107	403
Total liabilities	29,930	34,461
Commitments and contingencies (Note 12)
Members’ equity	109,736	96,956
Total liabilities and members’ equity	$139,666	$131,417

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2011, 2010 and 2009
(in thousands of dollars)

	2011	2010	2009
Revenues	$346,309	$348,136	$283,851
Costs and expenses
Selling	232,907	227,083	179,333
General and administration	86,103	80,286	85,237
Total costs and expenses	319,010	307,369	264,570
Operating income	27,299	40,767	19,281
Other income (expense)
Equity in net income of non-consolidated businesses	2,007	2,440	2,090
Interest income	3	20	44
Interest expense	(139)	(572)	(2,457)
Net income before taxes	29,170	42,655	18,958
Income tax expense	946	1,329	223
Net income	$28,224	$41,326	$18,735

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Changes In Members’ Equity
Years Ended December 31, 2011, 2010 and 2009
(in thousands of dollars)

	2011	2010	2009
Balance, Beginning of Year	$96,956	$74,602	$60,722
Net income	28,224	41,326	18,735
Distributions to members	(15,444)	(18,972)	(4,855)
Balance, End of Year	$109,736	$96,956	$74,602

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009
(in thousands of dollars)

	2011	2010	2009
Cash flows from operating activities
Net income	$28,224	$41,326	$18,735
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,692	4,011	4,703
Loss on sale and disposal of property and equipment	—	22	172
Interest paid in-kind	—	21	(55)
Amortization of discount on subordinated debt	—	129	1,299
Equity in net income of non-consolidated businesses	(2,007)	(2,440)	(2,090)
Dividends received from non-consolidated businesses	2,745	1,408	—
Deferred rent	(78)	2,382	1,899
Changes in operating assets and liabilities
Receivables	2,091	1,271	100
Prepaid expenses and other assets	242	(293)	732
Other assets	(50)	62	(16)
Accounts payable, accrued expenses and accrued compensation	(1,535)	(716)	(3,346)
Commissions payable	(1,542)	1,176	898
Accrued royalties	(296)	(322)	(322)
Net cash provided by operating activities	31,486	48,037	22,709
Cash flows from investing activities
Capital expenditures	(2,478)	(4,959)	(2,245)
Investments in non-consolidated businesses, net	—	—	(249)
Other	(66)	(75)	(23)
Net cash used in investing activities	(2,544)	(5,034)	(2,517)
Cash flows from financing activities
Payments of notes payable and other obligations	(490)	(274)	(256)
Payments of notes payable to related parties	(590)	(5,645)	(10,286)
Distributions to members	(15,444)	(18,972)	(4,855)
Net cash used in financing activities	(16,524)	(24,891)	(15,397)
Net change in cash and cash equivalents	12,418	18,112	4,795
Cash and cash equivalents
Beginning of year	44,307	26,195	21,400
End of year	$56,725	$44,307	$26,195
Supplemental disclosure of cash flow information
Interest paid	$139	$234	$1,075
Income taxes paid	946	1,308	264
Assets acquired under capital lease	—	746	—
Acquisition of property management contracts through borrowings	—	610	—

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

1.	Basis of Presentation

Principles of Consolidation
The consolidated financial statements include the accounts of Douglas Elliman Realty LLC, formerly Montauk Battery Realty LLC, a New York limited liability company, and its wholly-owned subsidiaries (the “Company”). All intercompany balances and transactions have been eliminated in consolidation.
Nature of Operations
Through its subsidiaries, the Company is engaged in the real estate brokerage business, the property management business, the mortgage brokerage business and other real estate-related businesses.
The Company's real estate brokerage business is conducted by three principal subsidiaries, Douglas Elliman LLC (“Douglas Elliman”), a residential real estate brokerage company based in New York City, and its Long Island based operations, B&H Associates of NY LLC and Douglas Elliman Elliman of Westchester, LLC, which conduct business as Prudential Douglas Elliman Real Estate (“Prudential Douglas Elliman”).
The Company is engaged in property management through its subsidiary, Residential Management Group LLC, which conducts business as Douglas Elliman Property Management (“DEPM”).
The Company is also engaged in the mortgage banking business through its 49.9%-owned subsidiary, DE Capital Mortgage LLC (“DECM”). Prior to July 2009, the Company's mortgage brokerage business was conducted through Burr Enterprises Ltd., doing business as Preferred Empire Mortgage Company.
The Company is engaged in the property and casualty insurance brokerage business through its 50%-owned subsidiary, Innova Risk Services LLC ("Innova").
Additional services provided by the Company include title insurance through PDE Title Services LLC ("Title"), marketing consulting services through DE Worldwide Consulting LLC ("DEWW"), and real estate investment services through Douglas Elliman Capital Markets Group LLC ("Capital Markets").
Organization
On October 15, 2002, Montauk Battery Realty LLC was formed to consolidate the ownership of the then Company's operating entities, B&H Associates of NY LLC and B&H of the Hamptons LLC, under one company, which was completed on December 19, 2002. On March 14, 2003, the Company acquired Douglas Elliman and DEPM and, on May 19, 2003, Montauk Battery Realty LLC changed its name to Douglas Elliman Realty LLC. In October 2004, upon receipt of required regulatory approvals, the Company purchased all of the then outstanding membership interests in Burr Enterprises Ltd., which conducts business as Preferred Empire Mortgage Company.

2.	Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents. Excluded from cash and cash equivalents are certificates of deposit of $725 as of December 31, 2011

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

and 2010 as the original maturities of these deposits are in excess of three months.
Receivables
Receivables consist of commissions earned on sales transactions which closed prior to the Company's year-end but for which the related commissions have not yet been received. In 2010, receivables also consist of commissions advanced to the Company's agents for transactions that have not yet closed. The Company provides an allowance for potential losses on uncollectible receivables based principally on the specific identification method. There are no allowances for bad debts as of December 31, 2011 and 2010. Uncollectible accounts are written off when the likelihood of collection is remote and when collection efforts have been abandoned.
Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related leases or the estimated useful lives of the improvements. Costs of major additions and betterments are capitalized while expenditures for routine maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in general and administrative expense.
Software Costs
Costs associated with the acquisition and development of internal-use software that are incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage, including design, coding, installation and testing, are capitalized and are included in property and equipment. Once the software has been put into use, any additional costs such as costs for maintenance and training are expensed. Amortization of capitalized amounts commences on the date the software is placed into use and is computed using the straight-line method over the estimated economic life of the software.
Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the assets to the anticipated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and its carrying amount. No impairment losses were recognized during the three year period ended December 31, 2011.
Goodwill and Trademarks
Goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment on an annual basis at December 31, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.
The Company has adopted the amendments to ASC 350, Intangibles -- Goodwill and Other, included in ASU 2011-08, Testing Goodwill for Impairment, for the year ended December 31, 2011. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the first step of the goodwill impairment test; otherwise, no further impairment test would be required. The Company performed the qualitative assessment for the year ended December 31, 2011 and determined that no further impairment test is required.
Prior to this adoption, goodwill was tested by estimating the fair value of each reporting unit to which the goodwill relates

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

using a discounted cash flow model with an appropriate risk adjusted discount rate. The fair value of each reporting unit was then compared with the carrying value to determine if any impairment exists. The Company performed its goodwill impairment test for each of the years ended December 31, 2010 and 2009 and no impairments were noted.
The fair value of trademarks is calculated using a "relief from royalty payments" method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademarks and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. The Company performed its trademark impairment test for each of the years ended December 31, 2011, 2010 and 2009 and no impairment was noted.
Other Intangible Assets
Other intangible assets consist primarily of acquired management contracts. Amortization of management contracts is being provided over fifteen years.
Deferred Financing Charges
Deferred financing charges consist primarily of professional fees related to the acquisition of new financing and the restructuring of the Company's debt obligations. These are being amortized over the life of the related debt obligations.
Investments in Non-Consolidated Businesses
The Company accounts for its investments in Innova and DECM under the equity method as the Company has determined that neither Innova nor DECM meet the criteria of a variable interest entity and, accordingly, the Company applies the voting interest model to this investment.
Leases
The Company leases office space for use in operations. The Company's leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases. For operating leases containing predetermined fixed escalations of the minimum rentals during the term of the lease, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which control and possession of the leased properties is obtained. Incentives provided in operating lease agreements such as reimbursements of capital expenditures by the landlord are also deferred and are recorded as a reduction of rent expense on a straight line basis over the life of the lease. The Company records differences between the amounts charged to operations and amounts paid as deferred rent.
Revenue Recognition
Revenue is recognized only when persuasive evidence of an arrangement exists, the price is fixed or determinable, the transaction has been completed and collectibility of the resulting receivable is reasonably assured.
Real estate and mortgage commissions earned by the Company's real estate and mortgage brokerage businesses are recorded as revenue on a gross basis upon the closing of a real estate transaction as evidenced when the escrow or similar account is closed, the transaction documents have been recorded and funds are distributed to all appropriate parties. Commissions and royalties expenses are recognized concurrently with related revenues. Property management fees earned by DEPM are recorded as revenue when the related services are performed.
From time to time, Douglas Elliman receives a portion of its commissions in advance of the closing of a brokered real estate transaction. In turn, Douglas Elliman advances the related commissions to the agent responsible for brokering the transaction. Because the Company's commission is not earned until the transaction closes, the advance commissions received by Douglas Elliman are recorded as deferred income and are included in accounts payable and accrued expenses in the consolidated statements of financial position. Further, advances to agents under these arrangements are recorded as receivables in the consolidated statements of financial position. Upon closing of the transaction, the Company will

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

receive the remainder of its commission and will recognize the related revenue on the sale as well as the commission expense due to the agent.
Advertising Costs
Advertising costs are expensed as incurred and are included in selling expenses. Such expenses were $11,701, $10,370 and $9,290 for the years ended December 31, 2011, 2010, and 2009, respectively.
Income Taxes
The Company is a limited liability company. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for Federal income taxes is included in the financial statements, except for Preferred which is taxed as a C-Corporation. The Company is, however, subject to New York City Unincorporated Business Tax ("UBT") and accordingly has recorded a provision for UBT in its consolidated financial statements.
Effective January 1, 2009, the Company adopted the provisions related to uncertain tax positions. With the adoption of this guidance, the Company now recognizes tax liabilities when, despite the Company's belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. Adoption of this guidance did not have an impact on the Company's consolidated financial statements.
Fair Value Measurements
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, generally accepted accounting principles establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date:
Level 1 - Observable inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the same term of the financial instrument; and
Level 3 - Unobservable inputs to the valuation methodology in which there is little or no market data and which are significant to the fair value measurement.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
The carrying amounts of the Company's cash and cash equivalents, receivables, payables and other current liabilities approximate fair value due to their short maturity. The carrying value of the Company's long-term debt approximates fair value because the underlying instruments are variable-rate notes based on a current market rate. The carrying value of the Company's related-party debt approximates fair value due to its current maturities.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

Subsequent Events
The Company evaluated all events or transactions that occurred after the balance sheet date of December 31, 2011 through February 17, 2012, the date it issued these financial statements. During this period, the Company did not have any material recognizable or nonrecognizable subsequent events.
Codification
In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the GAAP hierarchy contained in Statement of Financial Accounting Standards and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In response, the Company has used plain English or included the references to the Codification, as appropriate, in these consolidated financial statements.

3.	Property and Equipment

Property and equipment at consists of the following at December 31:

	2011	2010
Furniture, fixtures and office equipment	$22,794	$18,982
Computer software	6,031	7,895
Leasehold improvements	21,644	21,065
Automobiles	137	137
Construction in progress	1,195	1,244
	51,801	49,323
Less, accumulated depreciation and amortization	(37,206)	(33,767)
	$14,595	$15,556

The estimated useful lives of furniture, fixtures and office equipment ranges from five to ten years. Computer software has an estimated useful life of three to five years, and automobiles have a life of six years. Leasehold improvements are depreciated based on the lesser of the remaining life of the lease or the useful life of the leasehold improvement. Construction in process is not depreciated until the related asset is placed into service. Depreciation and amortization expense was $3,439, $3,625 and $4,443 for the years ended December 31, 2011, 2010 and 2009, respectively.
For the years ended December 31, 2011, 2010 and 2009 the Company capitalized $941, $1,497 and $0 respectively, for costs related to software acquired for internal use. Unamortized software costs amounted to $1,897, $1,728 and $844 at December 31, 2011, 2010 and 2009, respectively. Amortization of software costs, which is included in depreciation and amortization expense, was $771, $518 and $880 for the years ended December 31, 2011, 2010 and 2009, respectively.

4.	Investments in Non-Consolidated Businesses

During 2006, the Company invested $1,500 for a 50% interest in Innova. The Company made this investment in order to enter into the insurance brokerage business. Under the operating agreement, profits and losses are shared equally by each partner. While the Company shares a board seat with its joint venture partner, most day to day decisions are made by such partner as the Managing Member.
The Company's investment in Innova was financed entirely with debt funded by the parent company of the Managing Member. The note bore interest at 7% per year and the principal and interest were to be repaid from the Company's share of the earnings of Innova. The Company's equity in the earnings of Innova was $694, $646 and $539 in the years ended December 31, 2011, 2010 and 2009, respectively. Dividends received from Innova were $1,005, $390 and $0 in the years ended December 31, 2011, 2010 and 2009, respectively. The Company's net investment in Innova was $1,557 and $1,868 at December 31, 2011 and 2010, respectively.
Prior to the year ended December 31, 2009, the Company had not accounted for its investment in Innova, nor had it recorded its equity in the earnings of Innova. During 2009, the Company recorded a cumulative adjustment to record its original investment, all accumulated earnings not previously recorded and all distributions made to repay the aforementioned capital loan and taxes. The Company's equity in the earnings of Innova related to periods prior to January

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

1, 2009 was $1,293 and this amount is included in the equity in earnings recorded in 2009. Because the effects on all prior periods individually, and the cumulative effect of such earnings, are immaterial, the cumulative effect of the change has been included in the Company's results of operations in 2009.
In July 2009, the Company invested $249 for a 49.9% interest in DECM, with 50.1% owned by its joint venture partner. DECM operates as a mortgage lender in the New York Metropolitan area. The Company's equity in the earnings of DECM was $1,313, $1,794 and $33 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company received dividends of $1,740, $1,018 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company's investment in DECM is $631 and $1,058 at December 31, 2011 and 2010, respectively.

5.	Intangible Assets

Intangible assets at consist of the following at December 31:

	2011	2010	2009
Goodwill	$38,742	$38,676	$38,601
Trademarks	21,663	21,663	21,663
Deferred financing charges	506	506	506
Other intangible assets	3,340	3,345	2,735
	64,251	64,190	63,505
Less: accumulated amortization on amortizable intangibles	(3,019)	(2,766)	(2,442)
	$61,232	$61,424	$61,063

Amortization of other intangibles and deferred financing charges for the years ended December 31, 2011, 2010 and 2009 was $253    , $329 and $260, respectively. Amortization expense is estimated to be $229, $210, $194, $68 and $48 during the five years ended December 31, 2012 through 2016, respectively, and $78 thereafter. In 2011 and 2010, the Company paid $66 and $75 in connection with the finalization of earn outs from earlier year acquisitions. In 2010, the Company acquired certain property management contracts with a value of $610.

6.	Notes Payable and Other Obligations

Notes payable and other obligations were comprised of the following at December 31:

	2011	2010
Notes payable and other obligations
Payment obligation — former owner	$281	$359
Term note payable — bank	409	584
Capital lease obligations	584	728
Notes payable issued in connection with acquisitions	432	525
Total notes payable and other obligations	1,706	2,196
Less, current maturities	(602)	(1,067)
Amount due after one year	$1,104	$1,129

Payment Obligation - Former Owner
In connection with the acquisition of Douglas Elliman, the Company assumed an obligation to make a payment to a former owner of Douglas Elliman in an amount up to $4,000, due in 2003 and 2004. The first payment was made in 2003. The second liability for the payment was settled in 2005, with a partial payment to the former owner, and a partial

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

assumption of a deferred compensation liability. The remaining liability bears interest at 5% per year and is payable at various points through 2013.
Term Note Payable - Bank
In December 2002, Prudential Douglas Elliman borrowed $1,940 from a bank, bearing interest at 7% per annum, due in 2008. In October 2008, the note was renegotiated at an interest rate of 6.26% per annum, due in 2013. Principal is payable in the amount of $15 per month for the term of the loan. The loan is collateralized by the assets of Prudential Douglas Elliman to the extent of the unpaid principal and interest.
Capital Lease Obligations
Server Lease
Capital lease payable in 36 monthly installments of $5, including interest at a rate of 2.9% through 2013. The net book value of the server was $140 at December 31, 2011.
Phone Lease
Capital lease payable to in 60 monthly installments of $11, including interest at a rate of 8.6% through 2015. The net book value of the phones were $413 at December 31, 2011.
Notes Payable Issued in Connection with Acquisitions
Prudential Douglas Elliman had various other notes issued in connection with acquisitions of real estate brokerage companies bearing interest at various rates up to 6%, which matured and were fully repaid during 2009. In connection with the acquisition of various property management contracts in 2010, the Company has recorded a liability for amounts due under the agreement at an effective borrowing rate of 5%, payable through 2016.
Scheduled Maturities
Scheduled maturities of notes payable and other obligations are as follows:

Year ending December 31

2012	$602
2013	445
2014	303
2015	322
2016	34
Total	$1,706

7. Notes Payable to Related Parties

Notes payable to related parties were as follows at December 31:

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

	2011	2010
Franchise term notes payable — PREA	$684	$1,274
Less: Current maturities	(627)	(581)
Amount due after one year	$57	$693

Franchise term notes payable
In December 2002, The Prudential Real Estate Affiliates, Inc. (“PREA” or the “Franchiser”), an affiliate of PREFSA, lent Prudential Douglas Elliman $3,300 bearing interest at 9% per annum and due in annual installments of principal and interest of $514 through 2012. In March 2003, PREA lent Douglas Elliman $1,250 bearing interest at 8% per annum and due in annual installments of principal and interest of $186 through 2013.
Scheduled Maturities
Scheduled maturities of debt to related parties are presented below.
Scheduled Maturities
Scheduled maturities of debt to related parties are presented below.

Year ending December 31	2011

2012	$627
2013	57
2014	—
Total	$684

8.	Franchise Agreement and Royalty Fees

Douglas Elliman is party to a franchise agreement with PREA which was entered into in March 2003. The agreement provides for Douglas Elliman to make monthly payments of royalty fees to PREA based on the level of gross revenue, with a royalty rate ranging from 1.8% to 6.0% of gross revenues earned. Pursuant to the franchise agreement, Douglas Elliman was granted a 25% deferral of applicable royalty fees, which is payable in monthly installments beginning in the first month of the fourth year. A balance of $429 and $725 was accrued at December 31, 2011 and 2010, respectively and is included in accrued royalties in the consolidated statements of financial position. The agreement also provides for Douglas Elliman to remit advertising and annual franchise fees to PREA, which are based on gross revenues and the number of offices occupied.
For the years ended December 31, 2011, 2010 and 2009 total royalty fees incurred under the franchise agreements amounted to approximately $5,772, $5,408 and $4,212, respectively, and is included as a component of selling expenses in the consolidated statements of operations.
The Franchiser has significant rights over the use of the franchised service marks and the conduct of the brokerage companies' business. The franchise agreements require the companies to coordinate with the Franchiser on significant matters relating to their operations, including the opening and closing of offices, make substantial royalty payments to the Franchiser and contribute significant amounts to national advertising funds maintained by the Franchiser, indemnify the Franchiser against losses arising out of the operations of their business under the franchise agreements and maintain standards and comply with guidelines relating to their operations which are applicable to all franchisees of the Franchiser's real estate franchise system.
The Franchiser has the right to terminate Douglas Elliman's and Prudential Douglas Elliman's franchises, upon the occurrence of certain events, including a bankruptcy or insolvency event, a change in control, a transfer of rights under the franchise agreement and a failure to promptly pay amounts due under the franchise agreements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

The franchise agreements grant Douglas Elliman and Prudential Douglas Elliman exclusive franchises in New York for the counties of Nassau and Suffolk on Long Island and for Brooklyn, Queens and Manhattan, subject to various exceptions and to meeting certain annual revenue thresholds. If Douglas Elliman or Prudential Douglas Elliman fails to achieve these levels of revenues for two consecutive years or otherwise materially breaches the franchise agreements, the Franchiser would have the right to terminate the applicable brokerage company's exclusivity rights.
A termination of Douglas Elliman's or Prudential Douglas Elliman's franchise agreement could have a material adverse affect on the Company.

9.	Income Taxes

Income tax expense includes a provision for New York City Unincorporated Business Tax (“UBT”) and income tax benefits specifically related to Preferred, which is taxed as a C- Corporation. The following are the components of income tax expense (benefit) for the years ended December 31:

	2011	2010	2009
Provision for New York City UBT	$946	$1,329	$449
Income tax benefit for Preferred	—	—	(226)
Income tax expense	$946	$1,329	$223

Additionally, the provision (benefit) for income taxes related to Preferred is comprised of the following at December 31:

2009
Current provision (benefit):
Federal	$(260)
State and local	34
Total current benefit	$(226)

Preferred had no taxable activity in 2011 and 2010. During the year ended December 31, 2009, Preferred incurred net operating losses for Federal income tax purposes, which resulted in receivables of approximately $260 in refundable income taxes being recorded at December 31, 2009.
Liabilities for uncertain tax positions reflected as of December 31, 2011, 2010 and 2009 are not significant and it is not anticipated that they will materially change in the next 12 months. With limited exceptions, the Company is no longer subject to tax audits by taxing authorities for years through 2008 for all jurisdictions. Although the outcome of tax audits is always uncertain, the Company believes that its tax positions will generally be sustained under audit.

10.	Related Party Transaction

The Company has recorded in general and administrative expenses a management fee of $2,300, $1,000 and $800 to Vector at December 31, 2011, 2010 and 2009, respectively, for which liabilities of $2,100, $1,000 and $800, respectively, are included in accounts payable and accrued expenses.

11.	Defined Contribution Plans

Douglas Elliman, Prudential Douglas Elliman and DEPM sponsor individual 401(k) plans which allow eligible employees to make pre-tax contributions. Employees who have completed one year of service, as defined, are eligible to participate in the plans. Since 2009, the plans no longer provide matching contributions. Participants are immediately vested in their contributions made.

12.	Commitments and Contingencies

Litigation
The Company is involved in litigation through the normal course of business. Certain claims arising before the date of acquisition of Douglas Elliman and DEPM are subject to indemnification agreements with the prior owners. The majority of these claims have been referred to the insurance carrier and related counsel. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.
Leases
The Company and its subsidiaries are obligated under various operating lease agreements for office facilities. Certain leases are non-cancelable and expire on various dates through March 2020. Additionally, certain leases contain escalating minimum rentals, which are amortized on a straight line basis over the non-cancellable portion of the leases. Total rent expense charged to operations under the leases for the year ended December 31, 2011, 2010 and 2009 is approximately $14,727, $14,675 and $15,485, respectively, and is included in general and administrative expense in the consolidated statements of operations. In connection with these leases, the Company has a deferred rent liability of $9,326 and $9,404 at December 31, 2011 and 2010, respectively.
Future minimum rental payments under the operating leases at December 31, 2011 are as follows:

Year ending December 31,

2012	$14,536
2013	13,172
2014	12,626
2015	12,473
2016	10,698
Thereafter	46,733
Total	$110,238

The Company entered into letter of credit agreements with a bank totaling $725 in relation to certain office leases which expire on various dates through March 2020. Certificates of deposit of $725 with the same maturities are pledged as collateral for these letters of credit.

13.	Risks and Uncertainties

The Company operates primarily in the New York City and Long Island residential real estate markets, which subjects the Company to a degree of risk. The profitability of the Company is dependant upon the activity within these markets, which could be impacted by various external factors such as the general state of the economy, declines in home selling prices and the availability of credit to buyers. Therefore, declines in demand and lack of availability of credit to potential home buyers could materially impact the Company’s profitability in 2012.

The Company and its subsidiaries may, from time to time, maintain demand deposits in excess of federally insured limits in the normal course of business. The Company mitigates this risk by placing cash and cash equivalents with financial institutions with high credit ratings.

Substantially all of the Company’s receivables are derived from commissions earned and are due from escrow and other

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(in thousands of dollars)

residential real estate transfer agents. These receivables are unsecured.